Exhibit 23.1
Consent of Independent Registered
Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of CorMedix Inc. on Form S-3 of our report, dated March 12, 2015, on our audit of the consolidated financial statements of CorMedix Inc. and subsidiary as of December 31, 2014, and for the year then ended, which report is included in the Annual Report on Form 10-K of CorMedix Inc. for the year ended December 31, 2014. Our report contains an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts.”

/s/ Friedman LLP

East Hanover, NJ
April 7, 2015